Mail Stop 3720

February 6, 2007

Ms. Mary Jane Raymond
Chief Financial Officer
Hudson Highland Group, Inc.
622 Third Avenue
New York, NY 10017

      Re: **Hudson Highland Group, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2005
               Filed March 15, 2006

               Form 10-Q/A for Fiscal Quarter Ended March 31, 2006
               Form 10-Q for Fiscal Quarter Ended June 30, 2006
               Form 10-Q for Fiscal Quarter Ended September 30, 2006
               File No. 0-50129

Dear Ms. Raymond:

      We have reviewed your supplemental response letter dated January 24, 2007 as well as your filing and have the following comments. As noted in our comment letter dated October 24, 2006, we have limited our review to only the issues addressed in our comments.

Form 10-Q/A for Fiscal Quarter Ended March 31, 2006

Note 2 – Restatement of First Quarter 2006, page 8

1.   We note your response to prior comment 1. Please explain for us in more detail the terms and intent of your policy regarding cancellations and address the following items:

- Tell us what you mean by your statement that you "generally agree" to find a replacement candidate. Do your agreements with all of your clients specify this obligation? What are the client's rights and your obligations if you are unable to successfully locate a suitable replacement client? Are

> there differences in your obligations if the client terminates the employment versus if the candidate leaves voluntarily?

- Tell us how you considered the guidance in SAB 104 in determining whether your policy of recommending replacement candidates constitutes a customer acceptance provision that would preclude the recognition of revenue until the 90 day term had passed.

- It is unclear to us how you record your allowance for cancellations. Clarify for us to what account you record the offset to revenue. Since you do not provide refunds, but provide a replacement candidate, tell us how you account for the costs associated with locating and referring the replacement.

Form 10-Q for Fiscal Quarter Ended June 30, 2006

Note 2 – Basis of Presentation and Description of Business, page 7

First Quarter 2006 Restatement and Related Matters, page 7

2.   Regarding your adjustment of $643,000, we note your response to prior comment 2, in which you state that you view your 2005 results as a break-even year. Given that your projected results for 2006 show net income of a similar level to 2005, we do not agree with your analysis. It appears to us that the results achieved for 2005 and 2006 may establish a new trend, in which you achieve limited profitability. Note that in his speech given at the 2006 AICPA National Conference on Current SEC and PCAOB Developments, Todd Hardiman suggested that, "it may be difficult to objectively support that the most recently completed fiscal year is in fact a break even year, particularly when the evidence indicates that the registrant's turnaround will involve multiple years…" As a result, we do not believe that you should consider 2005 as a break-even year in your quantitative analysis of the materiality of this adjustment. Due to the materiality of this adjustment, we believe that you should amend your financial statements for the year ended December 31, 2005 to reflect this error. Please revise or advise.

3.   Regarding your adjustment of $923,000, we note your response to prior comment 2. While we understand the complexities of recreating balances for prior periods, we believe that you should be able to determine the portion of the $923,000 error that related to fiscal year December 31, 2005. Please reassess the nature and origin of the error and tell us the amount that should have been recorded in the year ended December 31, 2005. If you can determine that none of the error related to this period, please make this assertion for our consideration.

4.   Please expand the quantitative materiality analysis for projected 2006 results that you provided in response to prior comment 2 to include the adjustment of $923,000. Your revised analysis should illustrate the effects of recording both of the out-of-period adjustments ($643,000 and $923,000) during the year ended December 31, 2006.

*   *   *   *

          Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                              Sincerely,

                              Larry Spirgel
                              Assistant Director